UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d -1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d -2(a)

(Amendment No. __)*

CHINA SHESAYS MEDICAL COSMETOLOGY INC.
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

16949Y105
(CUSIP Number)

Yixiang Zhang
Sichuan SHESAYS Cosmetology Hospital Co., Ltd
New No. 83, Xinnan Road, Wuhou District
Chengdu City, Sichuan Province, P.R. China 610041
(86-028-85482277)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2010
(Date of Event That Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of the Sections 240.13d -1(e), 240.13d -1(f) or 240.13d(g), check the following box. [  ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties for whom copies are to be sent.
___________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	NAMES OF REPORTING PERSONS Leading Pioneer Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,670,012
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,670,012
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,670,012
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.83% (1)
14.	TYPE OF REPORTING PERSON(see instructions) CO

__________________________________
1 Based on 18,000,012 outstanding shares of the common stock, par value $0.001 per share upon the completion of the merger as reported in the Issuer's report on Form 8-K dated as of June 7, 2010.

CUSIP No.

1.	NAMES OF REPORTING PERSONS Bondy Nominees Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,670,012
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,670,012
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,670,012[2]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.83% [3]
14.	TYPE OF REPORTING PERSON(see instructions) CO

__________________________________
2 The Reporting Person beneficially owns the shares indicated, which are owned of record by Leading Pioneer Limited, a BVI company.

3 Based on 18,000,012 outstanding shares of the common stock, par value $0.001 per share upon the completion of the merger as reported in the Issuer's report on Form 8-K dated as of June 7, 2010.

CUSIP No.

1.	NAMES OF REPORTING PERSONS Kwai Man Yip
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,670,012
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,670,012
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,670,012[4]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.83% [5]
14.	TYPE OF REPORTING PERSON(see instructions) IN

______________________________
4 The Reporting Person beneficially owns the shares indicated, which are owned of record by Leading Pioneer Limited, a BVI company.

5 Based on 18,000,012 outstanding shares of the common stock, par value $0.001 per share upon the completion of the merger as reported in the Issuer's report on Form 8-K dated as of June 7, 2010.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of China Shesays Medical Cosmetology Inc. (the “Issuer”), a Nevada corporation. The principal executive office of the Issuer is located at Sichuan SHESAYS Cosmetology Hospital Co., Ltd, New No. 83, Xinnan Road, Wuhou District, Chengdu City, Sichuan Province, P.R. China 610041.

Item 2.	Identity and Background.

(a)      This statement is being filed by Leading Pioneer Limited, a British Virgin Islands Company, and by its sole shareholder, Bondy Nominees Limited, a Hong Kong corporation (“Bondy”) and Bondy’s sole shareholder, Ms. Kwai Man Yip (collectively, the "Reporting Persons").

(b)      Leading Pioneer Limited's business address is Flat B, 11/F, Trust Tower, 68 Johnston Road, Wanchai, Hong Kong. Bondy’s business address is Room 304 Dominion Centre, 43 Queen’s Road East, Waichai, Hong Kong. Ms. Kwai Man Yip’s business address is Room 1607 Dominion Centre, 43 Queen’s Road East, Waichai, Hong Kong.

(c)      The principal business of Leading Pioneer Limited is to hold shares of Perfect Support Limited, a British Virgin Islands company. The principal business of Bondy is to hold shares of Leading Pioneer Limited and Techno Meg Limited, a British Virgin Islands company. Ms. Kwai Man Yip is the sole shareholder of Bondy, which is the sole shareholder of Techno Meg Limited and Leading Pioneer Limited, two principal shareholders of the Issuer upon the completion of the merger.

(d)      During the last five years, no individual described above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      During the last five years, no individual described above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.

(f)      Leading Pioneer Limited is a British Virgin Islands company. Bondy is a Hong Kong corporation. Ms. Kwai Man Yip is a citizen of Hong Kong.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 7, 2010, the Issuer acquired all of the outstanding capital stocks of Perfect Support Limited, a British Virgin Islands Company (“Perfect Support”) through the merger with China SHESAYS Medical Cosmetology Inc., a Nevada corporation (the “Merger Sub”), wholly owned by the Issuer (the “Merger”). Perfect Support is a holding company whose only asset is 100% of the registered capital of Chengdu BOAN Investment Management Co., Ltd (“BOAN”), a limited liability company organized under the laws of the People’s Republic of China (“China” or “PRC”). Substantially all of Perfect Support's operations are conducted in China through BOAN, and through contractual arrangements with BOAN’s consolidated affiliated entity in China, Sichuan SHESAYS Cosmetology Hospital Co., Ltd (“SHESAYS”). SHESAYS was one of the fastest growing cosmetology hospitals in China and one of the most well-known cosmetology hospital chains in Sichuan province, P.R. China.

Subject to and in conjunction with the closing of the Merger and immediately after the closing of the Merger, Techno Meg Limited, as a majority shareholder of Perfect Support, signed a stock purchase agreement (the “Techno Stock Purchase Agreement”) with certain shareholders of the Issuer indicated in the Techno Stock Purchase Agreement pursuant to which the forgoing mentioned shareholders of the Issuer sold 3,384,000 shares of Issuer’s common stock to Techno Meg Limited for US$140,000 (the “Techno Consideration”) and Techno Meg Limited purchased the 3,384,000 shares of Issuer’s common stock from such shareholders; and Leading Pioneer Limited, a British Virgin Islands company (the “Pioneer”), which Pioneer is a minority shareholder of Perfect Support, signed a stock purchase agreement (the “Pioneer Stock Purchase Agreement”, together with the Techno Stock Purchase Agreement, the “Purchase Agreements”) with certain shareholders of the Issuer indicated in the Pioneer Stock Purchase Agreement pursuant to which the forgoing mentioned shareholders of the Issuer sold 846,000 shares of Issuer’s common stock to the Pioneer for US$35,000 (the “Pioneer Consideration,” together with the Techno Consideration, the “Cash Consideration”) and Pioneer purchased 846,000 shares of Issuer’s common stock from such shareholders. The transactions contemplated by the Purchase Agreements are hereinafter referred to the “Purchase.” As a result of the Merger, the Issuer acquired 100% of the capital stock of Perfect Support and consequently, control of the business and operations of SHESAYS. Prior to the Merger, the Issuer was an Internet company that specialized in developing social networking applications. From and after the closing date of the Merger, the Issuer's primary operations consist of the business and operations of SHESAYS.

Item 4.	Purpose of Transaction.

The Merger was part of a series of transactions undertaken by the Issuer in order to accomplish the acquisition of the business of SHESAYS.

Other transactions included, without limitation:

(1)

a series of restructuring transactions through which BOAN acquired control over the business operations and financial affairs of SHESAYS;

(2)

All officers of the Issuer before the Merger, including Michael Hawks, the Issuer’s President, Secretary, Treasurer and CFO, resigned upon the effectiveness of the Merger. Mr. YiXiang Zhang was elected as the Chairman and Chief Executive Officer of the Company, Mr. Wenhui Shao, as the President, Mr. Wenbin Zhu, as the Chief Financial Officer, and Mr. Xing Wan Pu, as the Chief Technology Officer.

(3)

Immediately after the closing of the Merger, the Issuer transferred of all its business and assets that it holds prior to the closing of the Merger into Cake Ventures LLC, a California limited liability company (the "Cake"), and Cake assumed all existing liabilities of the Issuer prior to the effective time of the Merger and agreed to perform all duties and obligations of the Issuer arising under all of Issuer's liabilities, including, but not limited to, all outstanding promissory notes payable to the order of Cake.

(4)

As part of the Merger, the Issuer’s name was changed from “SN Strategies Corp.” to the Merger Sub’s name “China SHESAYS Medical Cosmetology Inc.” The Issuer is communicating with FINRA for the name change and trading symbol change on the OTC Bulletin Board.

(5)

Ms. Kwai Man Yip entered into certain option agreements dated as of April 27, 2010 with certain officers and directors of SHESAYS pursuant to which, these officers and directors of SHESAYS may purchase majority shares of the common stock of the Issuer for a nominal price from Ms. Kwai Man Yip within 5 years from the execution date of such option agreements.

Except as set forth herein, the Reporting Persons do not have any present plan or proposal which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right from time to time to acquire or dispose of shares of Common Stock or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.	Interest in Securities of the Issuer.

(a)	The Reporting Persons beneficially own 2,670,012 shares of Common Stock which represent 14.83% of the Common Stock of the Issuer.

(b)	As to the 2,670,012 shares, Leading Pioneer Limited shares voting and dispositive power with respect to all such shares with Bondy and Ms. Kwai Man Yip.

(c)	None.

(d)	None.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the arrangements pursuant to the Merger and the option agreement described above, the Reporting Persons have not entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item No	Description

10.1(1)	Agreement and Plan of Merger dated June 6, 2010, by and among the Issuer, Merger Sub and the Reporting Persons.
10.10(1)	Call Option Agreement dated April 27, 2010.
10.12(1)	Call Option Agreement dated April 27, 2010.

(1)	Incorporated by reference from our Current Report on Form 8-K filed with the Commission on June 7, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Leading Pioneer Limited

Date: July 9, 2010	By:/s/ Pan Wang
Name: Pan Wang
Title: Director

Bondy Nominees Limited

Date: July 9, 2010	By:/s/ Kwai Man Yip
Name: Kwai Man Yip
Title: Director

Date: July 9, 2010	By:/s/ Kwai Man Yip
Name: Kwai Man Yip

Joint Filing Agreement

Each of the undersigned agrees that the Statement on Schedule 13D relating to the shares of Common Stock of China Shesays Medical Cosmetology Inc. to which this Agreement is attached is being filed on behalf of each of the undersigned. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

Leading Pioneer Limited

Date: July 9, 2010	By:/s/ Pan Wang
Name: Pan Wang
Title: Director

Bondy Nominees Limited

Date: July 9, 2010	By:/s/ Kwai Man Yip
Name: Kwai Man Yip
Title: Director

Date: July 9, 2010	By:/s/ Kwai Man Yip
Name: Kwai Man Yip